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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2
(Amendment No. __)*

NEOMEDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

640505103

(CUSIP Number)

March 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640505103				13G	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo Global Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	87,810,775 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	87,810,775 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,810,775 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo II: The Wireless-Internet Fund-Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	83,937,527 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	83,937,527 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,937,527 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.54% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo II: The Wireless Internet Fund (Europe) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	2,995,136 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	2,995,136 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,995,136 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.34% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARGC IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	878,112 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	878,112 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,112 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.01% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARGO Global Capital II Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	86,932,663 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	86,932,663 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,932,663 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.89% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 7of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo GP, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	86,932,663 shares of common stock

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	86,932,663 shares of common stock

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,932,663 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.89% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 8 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo Investment Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	86,932,663 shares of common stock

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	86,932,663 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,932,663 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.89% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 9 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argo Holdings Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	86,932,663 shares of common stock

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	86,932,663 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,932,663 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.89% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640505103				13G	Page 10 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry H. Haight

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	878,112 shares of common stock

		6.	Shared Voting Power	86,932,663 shares of common stock

		7.	Sole Dispositive Power	878,112 shares of common stock

		8.	Shared Dispositive Power	86,932,663 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,810,775 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% of the outstanding common stock based on 879,154,732 shares outstanding.

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer: NeoMedia Technologies, Inc. (the “Issuer”).

(b) Address of the Issuer’s Principal Executive Offices: 2201 Second Street, Suite 600, Fort Myers, Florida

Item 2.

(a)    Name of Person Filing: This joint statement on Schedule 13G is being filed by Argo II: The Wireless-Internet Fund-Limited Partnership (“Fund I”), Argo II: The Wireless Internet Fund (Europe), Limited Partnership (“Fund II”), ARGC IV, LP (“Fund III”), Argo Global Capital II Partners L.P. (“Capital”), Argo Investment Holdings, L.P., Argo GP, Inc., Argo Holdings Limited Partnership, Argo Global Capital, LLC (“Global”), and Henry H. Haight, who are collectively referred to as the “Reporting Persons.” Capital is the sole general partner of Fund I and Fund II. Mr. Haight is the sole general partner of Fund III. Argo GP, Inc. is the sole general partner of Capital. Global is party to a management agreement with Fund I and Fund II. Mr. Haight, Argo Investment Holdings, L.P., and Argo Holdings Limited Partnership may be considered to have a pecuniary interest in the performance of Fund I and Fund II.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 30, 2007, a copy of which is filed with this Schedule 13G as Exhibit 2 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)    Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is c/o Argo Global Capital, LLC, 601 Edgewater Drive, Suite 345, Wakefield, Massachusetts 01880.

(c)     Citizenship: Capital and Global are Delaware limited liability companies. Fund I, Fund II and Fund III are Delaware limited partnerships. Mr. Haight is a United States citizen.

(d)    Title and Class of Securities: common stock, $0.01 par value (“Common Stock”)

(e)    CUSIP Number: 640505103

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.    Ownership

In the aggregate, the Reporting Persons beneficially own 87,810,775 shares of Common Stock of the Issuer, representing approximately 9.99% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Fund I beneficially owns 83,937,527 shares of Common Stock representing approximately 9.54% of the class, (ii) Fund II beneficially owns 2,995,136 shares of Common Stock representing approximately 0.34% of the class (iii) Fund III beneficially owns 878,112 shares of Common Stock representing less than 0.01% of the class (iv) Capital, as the sole general partner of Fund I and Fund II, and Mr. Haight each may be considered to beneficially own 87,810,775 shares of Common Stock of the Issuer representing approximately 9.99% of the class and (v) Global, Argo Investment Holdings, L.P., and Argo Holdings Limited Partnership may be considered to be the indirect beneficial owner of 86,932,663 shares of Common Stock of the Issuer representing approximately 9.98% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 879,154,732 shares of Common Stock of the Issuer outstanding as of March 20, 2007, as reported to the Reporting Persons by the Issuer.

Each of Fund I, Fund II and Fund III has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the sole general partner of Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock owned by Fund I and Fund II. Global, as a party to a management agreement with Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G as being owned by Fund I and Fund II. Mr. Haight as the sole general partner of Fund III has the sole authority to vote and dispose of all of the shares of Common Stock owned by Fund III. Mr. Haight, ARGO Investment Holdings L.P., and ARGO Holdings L.P. may be deemed to have the shared authority to vote and dispose of all of the shares of Common Stock reported in this statement Schedule 13G to be owned by Fund I and Fund II.

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.    Identification and Classification of Members of the Group

N/A

Item 9.    Notice of Dissolution of Group

N/A

Item 10.    Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 30, 2007

ARGO GLOBAL CAPITAL, LLC

By:	Henry H. Haight Manager

By:	/s/ Henry H. Haight
Henry H. Haight Manager

ARGO II: THE WIRELESS-INTERNET FUND-LIMITED PARTNERSHIP

By:	Argo Global Capital II Partners L.P. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

ARGO II: THE WIRELESS INTERNET FUND (EUROPE), LIMITED PARTNERSHIP

By:	Argo Global Capital II Partners L.P. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

Signatures (cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGC IV, L.P.

By:	Henry H. Haight General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

ARGO GLOBAL CAPITAL II PARTNERS L.P.

By:	Argo GP, Inc. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

ARGO GP, INC.

By:	Henry H. Haight President

By:	/s/ Henry H. Haight
Henry H. Haight President

Signatures (cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGO INVESTMENT HOLDINGS, L.P.

By:	Argo GP, Inc. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight President

ARGO HOLDINGS LIMITED PARTNERSHIP

By:	Argo GP, Inc. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight President

HENRY H. HAIGHT

By:	/s/ Henry H. Haight

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 30, 2007, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NeoMedia Technologies, Inc. (the “Issuer”) and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned.

ARGO II: THE WIRELESS-INTERNET FUND-LIMITED PARTNERSHIP

By:	Argo Capital II Partners L.P. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

ARGO II: THE WIRELESS INTERNET FUND (EUROPE), LIMITED PARTNERSHIP

By:	Argo Capital II Partners L.P. General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

ARGC IV, L.P.

By:	Henry H. Haight General Partner

By:	/s/ Henry H. Haight
Henry H. Haight

Exhibit 2

JOINT FILING AGREEMENT (cont)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 30, 2007, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NeoMedia Technologies, Inc. (the “Issuer”) and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned.

ARGO GLOBAL CAPITAL LLC	ARGO GLOBAL CAPITAL II PARTNERS L.P.

By: Henry H. Haight Manager	By: Argo GP, Inc. General Partner

By: /s/ Henry H. Haight	By: /s/ Henry H. Haight
Henry H. Haight Manager	Henry H. Haight

ARGO GP, INC.	ARGO INVESTMENT HOLDINGS L.P.

By: Henry H. Haight President	By: Argo GP, Inc. General Partner

By: /s/ Henry H. Haight	By: /s/ Henry H. Haight
Henry H. Haight President	Henry H. Haight President

ARGO HOLDINGS L.P.

By: Argo GP, Inc. General Partner	HENRY H. HAIGHT

By: /s/ Henry H. Haight	/s/ H. H. Haight
Henry H. Haight President